November 23, 2010

Via EDGAR

Robert Telewicz

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Impac Mortgage Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 16, 2010

File No. 1-14100

Dear Mr. Telewicz:

On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), we hereby transmit to you the following responses to the Staff’s comment letter, dated November 9, 2010, in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”).  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-interest Income, page 49

1.                                       Comment:  We have read your response to our prior comment 2. We are still unclear how your investments were able to increase in value despite a general decline in the economic environment. Explain to us how you have applied the guidelines in ASC 820-10-35-51A in determining that a normal market for these assets does not exist. Additionally please explain to us in sufficient detail the technique used by management to value these assets, the inputs used in the valuation process, and the reasons why these assets were able to perform despite the declining economic environment. In your response, tell us how you included an assumption for risk premiums in your calculation in accordance with ASC Topic 820-10-35-51G.

Response:  The increase in the fair market value of our investment securities available-for-sale and securitized mortgage collateral from December 31, 2008 to December 31, 2009 was primarily the result of the adoption of FASB Staff Position (“FSP”) No. FAS 157-4 “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FASB ASC 820-10-65-4) on April 1, 2009.

Loans on the balance sheet in the form of securitized mortgage collateral represent loans that have been transferred to a trust as part of a securitization transaction completed in previous years. In each securitization transaction, bonds are issued to investors secured by the loans and recorded on the balance sheet as securitized mortgage borrowings. Because the Company retained the residual interest in the securitization and retains control and benefits from the securitization trusts, the securitization trusts have been consolidated on the Company’s balance sheet (as described in detail in Footnote A to the consolidated financial statements). The securitized mortgage collateral in the trusts represent primarily Alt-A credit quality loans.

Our technique for valuing our investment securities available for sale and securitized mortgage collateral includes a discounted cash flow model (using the industry standard Intex US RMBS model) with the following primary inputs: forward loss rates (defaults plus loss severity), estimated prepayment rates and discount rates.

From the onset of the financial market turmoil, there was little or no market for the mortgage collateral on the Company’s balance sheet and the market for securitized mortgage collateral and borrowings (bonds) was inactive. As there was not an active market for this type of loan in our securitized mortgage collateral, we used the corresponding bonds to estimate the fair value of the securitized mortgage collateral. Bond prices received from pricing services, which were influenced by the value of the collateral within the securitization trusts, continued to be indicative of distressed pricing. As a result, with no active market within which to determine the fair value of the collateral, the prices received from the pricing services served as the basis for our valuation of the corresponding securitized mortgage collateral.

In September 2008, the SEC Office of the Chief Accountant and FASB Staff acknowledged the challenges surrounding the determination of fair value faced by preparers, auditors and users of financial information. At the time, the FASB indicated that it was preparing to propose additional interpretive guidance on fair value measurement. That guidance resulted in the issuance of FASB Staff Position (“FSP”) No. FAS 157-4 “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FASB ASC 820-10-65-4) effective April 1, 2009.

Prior to our adoption of the FSP, the Company primarily used independent pricing service quotes to measure the fair value of substantially all of its securitized mortgage borrowings. These prices served as the best market indicator of the value of the collateral as the proceeds from that collateral is the sole source of repayment of the bonds in each securitization. The prices provided by the pricing services began to decline in 2007 and the price declines began a rapid acceleration with the onset of the financial markets turmoil (Lehman bankruptcy) in September 2008. The prices continued to decline, albeit at a less rapid rate through early 2009 (as illustrated on page 3 of Item 1. Business in the December 31, 2009 Form 10-K). The pricing declines from 2007 through early 2009 resulted in substantially increased bond yields (high double digit and even triple digit yields at times) for senior and super senior (AAA-rated) bond tranches. Interestingly, there were no actual transactions involving our senior or super senior bonds during this period according to discussions we had with the pricing services (IDC and Reuters). We found the bid-ask spreads to be high. Given the wide bid-ask spreads, no transactions for our senior and super senior bonds, and no new issuances of private label Alt-A mortgage securities in the market, we concluded, in accordance with ASC 820-10-35-51A, that the market for our bonds was inactive and not orderly at April 1, 2009. In addition, bond prices were deemed to be at distressed levels.  We determined this by calculating the implied yields of the bonds and the implied yields were at levels that created bid-ask spread resulting in very limited trading activity.  This indicated the market was not considered an orderly market.  Under the provisions of the FSP, price quotes in inactive markets may require adjustments to estimate fair value in accordance with ASC 820 (SFAS No. 157).

The FSP guidance suggested less weight, if any, should be applied on a transaction price or quote based on a market that is not orderly.  Furthermore, the nature of the quote (indicative price or binding offer) should be considered when weighting the available evidence. In the absence of price quotes based on orderly transactions, the Company may use valuation techniques that reflect market participant assumptions.

Based on discussions with the pricing services, the Company determined that the pricing service quotes were primarily derived from proprietary valuation models.  There were little to no transactions in our Alt-A MBS market with the exception of a few transactions for super senior bonds.  Additionally, trades that were taking place had historically been distressed transactions. Therefore, with the adoption of the FSP on April 1, 2009, the Company placed less weight on the pricing service prices and more weight on its internal valuation model results which incorporated, what we believed to be, market participant assumptions.

The Company placed more weight on its internal valuation model which reflected lower bond yields for our senior and super senior bonds, which resulted in an overall increase in bond prices and fair value.  The result was an increase in the fair value of securitized mortgage collateral.  Consistent with the results of the valuation of the securitized mortgage collateral, the valuation of our investment securities available for sale also increased once a lower more orderly yield was applied.

The questioned increase in value despite a general decline in the economic environment came about principally as a result of a decline in the discount rate assumption which increased the estimated fair value of our securities available for sale and securitized mortgage collateral. The resulting forecast model cash flows are the primary component in arriving at the fair value of the securities available for sale, the securitized mortgage collateral and the securitized mortgage borrowings.

In summary, the adoption of the FSP requiring the determination of fair value to be based on an orderly market instead of the existing inactive market resulted in an increase to the estimated fair values of our investment securities available for sale and securitized mortgage collateral. However, these assets continue to be valued at a significant discount to par consistent with the economic contraction referenced on page F-8 of our consolidated financial statements at December 31, 2009.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

2.                                       Comment:  We note your response to prior comment 3 from out letter dated September 21, 2010. We are unclear how your current presentation meets the requirements of ASC Topic 230-10-45-28 to reconcile net income to cash flows from operation activities.

Response:  We note your comment and in our future filings and in our most recent 10Q filed on November 15, 2010 we have and will continue to revise our presentation to reconcile net earnings (loss) to cash flow from operating activities.

Note A — Summary of Market Conditions, Business and Financial Statement Presentation including Significant Accounting Policies, page F-8

17.                                 Recent Accounting Pronouncements, page F-20

3.                                       Comment:  We note your response to prior comment 5. Please note ASC Topic 855-10-25-1A states that SEC filers shall evaluate subsequent events through the date the financial statements are issued. Please tell us how your disclosure meets this requirement, and provide us the disclosure you will include in future filings.

Response:  We note your comment and in our future filings and in our most recent 10Q filed on November 15, 2010, we have and will continue to include disclosure as follows: “In accordance with ASC 855, the Company evaluated subsequent events through the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.”

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5006.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair, Esq.

cc:                                 Todd R. Taylor, Impac Mortgage Holdings, Inc., Chief Financial Officer